November 9, 2012

Toyota Motor Corporation

Mazda Motor Corporation

Mazda to Produce Toyota Vehicle at

Mexico Plant

Toyota Motor Corporation (TMC) and Mazda Motor Corporation (Mazda) announced that Mazda’s plant in Mexico, currently under construction, will produce a Toyota-brand vehicle for sale mainly in North America. The sub-compact Toyota-brand vehicle, to be based on the Mazda2, is to start production around the summer of 2015 at a pace of 50,000 units per year and will be sold through Toyota dealerships.

Mazda’s plant in Mexico is scheduled to start production within the fiscal year ending March 2014, with Toyota investing an appropriate portion of production equipment costs and development costs related to the Toyota vehicle and also an appropriate portion of costs related to the plant’s production-capacity increase.

Through the agreement, TMC aims to strengthen its North American vehicle lineup, while Mazda aims to increase production efficiency and contribute to its profitability.

Mazda Mexico Plant Outline (as of June 17, 2011 Mazda announcement)
Company name	Mazda Motor Manufacturing de Mexico S.A. de C.V.
Location	Salamanca city, Guanajuato state, Mexico
Products	Mazda2, Mazda3
Annual production capacity	140,000 units
Employees	Approx. 3,000

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